                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13G


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. 8)*

                       Cablevision Systems Corporation
                       -------------------------------
                               (Name of Issuer)


      Cablevision NY Group Class A Common Stock, par value $.01 per share
       Rainbow Media Group Class A Common Stock, par value $.01 per share

-------------------------------------------------------------------------------
                        (Title of Class of Securities)


            Cablevision NY Group Class A Common Stock: 12686C-10-9
             Rainbow Media Group Class A Common Stock: 12686C-844

-------------------------------------------------------------------------------
                                (CUSIP Number)

                                March 30, 2001

                       -------------------------------
           (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     NAME OF REPORTING PERSON                                                          John MacPherson,
                                                                                         individually
                                                                                         and as Trustee for the Trusts
                                                                                         listed in Exhibit A

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                       N/A

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) [ ]
                                                                                         (b) [ ]
3.      SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION                                              U.S.A.

NUMBER OF         5.  SOLE VOTING POWER
SHARES                       Cablevision NY Group Class A Common Stock                   7,046,396 *
BENEFICIALLY                 Rainbow Media Group Class A Common Stock                    3,523,198 **
OWNED BY
EACH REPORTING    6.  SHARED VOTING POWER
PERSON                       Cablevision NY Group Class A Common Stoc                    0
WITH                         Rainbow Media Group Class A Common Stock                    0

                  7.  SOLE DISPOSITIVE POWER
                             Cablevision NY Group Class A Common Stock                   7,046,396 *
                             Rainbow Media Group Class A Common Stock                    3,523,198 **

                  8.  SHARED DISPOSITIVE POWER
                             Cablevision NY Group Class A Common Stock                   0
                             Rainbow Media Group Class A Common Stock                    0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      Cablevision NY Group Class A Common Stock                          7,046,396 *
                      Rainbow Media Group Class A Common Stock                           3,523,198 **

10.    CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                  [ ]


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                      Cablevision NY Group Class A Common Stock                          5.04%
                      Rainbow Media Group Class A Common Stock                           5.04%

12.    TYPE OF REPORTING PERSON                                                          IN
*      Include shares of Cablevision NY Group Class B Common Stock. See Exhibit A.

**     Includes shares of Rainbow Media Group Class B Common Stock. See Exhibit A.

            CONTINUATION PAGES OF AMENDMENT NO. 8 TO SCHEDULE 13G
                                   FILED BY
                 JOHN MACPHERSON, INDIVIDUALLY AND AS TRUSTEE

Item 1(a)      Name of Issuer:

               Cablevision Systems Corporation

Item 1(b)      Address of Issuer's Principal Executive Offices:

               1111 Stewart Avenue
               Bethpage, New York 11714

Item 2(a)      Name of Person Filing:

               John MacPherson, individually and as Trustee for the Trusts listed on Exhibit A.

Item 2(b)      Address of Principal Business Office:

               c/o Cablevision Systems
               1111 Stewart Avenue
               Bethpage, New York  11714

Item 2(c)      Citizenship:

               U.S.A.

Item 2(d)      Title of Class of Securities:

               Cablevision NY Group Class A Common Stock, par value $.01 per share
                      (the "Cablevision Class A Common Stock")
               Rainbow Media Group Class A Common Stock, par value $.01 per share
                      (the "Rainbow Media Group Class A Common Stock")

Item 2(e)      CUSIP Number:

               Cablevision Class A Common Stock                         12686C-10-9
               Rainbow Media Group Class A Common Stock                 12686C-844

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               Not Applicable.

Item 4.        Ownership

               (a)    Amount Beneficially Owned

                      Cablevision Class A Common Stock:                 7,046,396*
                      Rainbow Media Group Class A Common Stock:         3,523,198**

               (b)    Percent of Class:

                      Cablevision Class A Common Stock:                 5.04%
                      Rainbow Media Group Class A Common Stock:         5.04%

               (c)    Number of shares as to which such person has:

                      (i)    sole power to vote or to direct the vote:

                      Cablevision Class A Common Stock:                 7,046,396*
                      Rainbow Media Group Class A Common Stock:         3,523,198**

                      (ii)   shared power to vote or to direct the vote:

                      Cablevision Class A Common Stock:                 0
                      Rainbow Media Group Class A Common Stock:         0

                      (iii)  sole power to dispose or to direct the disposition of:

                      Cablevision Class A Common Stock:                 7,046,396*
                      Rainbow Media Group Class A Common Stock:         3,523,198**

                      (iv)   shared power to dispose or to direct the disposition of:

                      Cablevision Class A Common Stock:                 0
                      Rainbow Media Group Class A Common Stock:         0

                *     Includes shares of Cablevision Class B Common Stock. See Exhibit A.
                **    Includes shares of Rainbow Media Group Class B Common Stock. See Exhibit A.

Item 5.        Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]:

               Not Applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another
               Person.

               See Exhibit A.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported
               on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               Not applicable.

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 6, 2001


                                    Signature:     /s/ John MacPherson
                                                   By William A. Frewin, Jr., as
                                                    attorney-in-fact
                                                    -----------------------------
                                    Name/Title:    John MacPherson, individually and as
                                                   Trustee of each of the following Trusts:
                                                   CFD Trust No.  1
                                                   CFD Trust No.  2
                                                   CFD Trust No.  3
                                                   CFD Trust No.  4
                                                   CFD Trust No.  5
                                                   CFD Trust No.  6
                                                   CFD Trust No. 10